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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 14 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4417 Beach Blvd, Suite 302
(No. and Street)

Jacksonville	FL	32207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Donald Wiggins (904) 354-9600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

900 S. Pine Island Road, Suite 110	Fort Lauderdale	FL	33324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD

OATH OR AFFIRMATION

I, C. Donald Wiggins, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CARLA A WHITTEN
Notary Public - State of Florida
My Comm. Expires Aug 27, 2017
Commission # FF 048852

Signature

President

Title

Subscribed and sworn to before me this 10th day of March 2016

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [√] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS:



EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954-475-3199
F 954-472-4500

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Heritage Capital Group, Inc.

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, including examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Capital Group, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/EisnerAmper LLP

Fort Lauderdale, FL
March 10, 2016

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets:	
Cash:	
Operating	$ 349,345
Restricted	1,252
	350,597
Accounts receivable:	
Clients	160,024
Related parties	24,046
	184,070
Securities and other assets:	
Securities owned, at fair value	58,085
Prepaid expenses and other assets	9,543
	67,628
Equipment	68,796
Less accumulated depreciation	(50,779)
Equipment, net of depreciation	18,017
Total assets	$ 620,312
Liabilities and Stockholders' Equity:	
Liabilities:	
Accounts payable:	
General	$ 232,323
Related parties	35,663
	267,986
Other current liabilities	5,002
Total liabilities	272,988
Commitments	
Stockholders' Equity:	
Capital stock ($0.10 par value) 1,000 shares authorized; 1,000 shares issued and outstanding	100
Additional paid-in capital	75,250
Retained earnings	271,974
Total equity	347,324
Total liabilities and stockholders' equity	$ 620,312

The accompanying notes are an integral part of these financial statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Mergers & acquisitions	$ 5,790,845
Consulting income	1,168,483
Total revenues	6,959,328
Cost of services	(6,057,941)
Gross Profit	901,387
Expenses:	
Payroll	221,051
Rent	126,580
Conferences & marketing	113,511
Professional fees	75,725
Computer & internet	68,268
Dues & fees	45,952
Office expenses	31,398
Travel	28,782
Commissions & fees	23,400
Depreciation	10,312
Advertising	4,725
Bad debt	2,600
Contributions	2,000
Continuing education	1,521
Other	2,833
Total expenses	758,658
Operating Income	142,729
Other income:	
Reimburseable	42,918
Unrealized gains	2,756
Dividend and interest income	956
Total other income	46,630
Net Income	$ 189,359

The accompanying notes are an integral part of these financial statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2015	$ 100	$ 75,250	$ 82,615	$ 157,965
Net income	-	-	189,359	189,359
Balance at December 31, 2015	$ 100	$ 75,250	$ 271,974	$ 347,324

The accompanying notes are an integral part of these financial statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities:		
Net income	$	189,359
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,312
Bad debt		2,600
Realized gains on marketable securities		(761)
Unrealized gains on marketable securities		(2,756)
Changes in operating assets and liabilities:		
Increase in receivables		(47,505)
Decrease in prepaid expenses and other assets		4,670
Increase in accounts payable and other current liabilities		73,392
Net cash flows provided by operating activities		229,311
Cash Flows from Investing Activities:		
Purchase of equipment		(2,150)
Net change in cash		227,161
Operating Cash at the beginning of year		122,184
Operating Cash at end of year	$	349,345

The accompanying notes are an integral part of these financial statements.

HERITAGE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Organization and Nature of Operations:

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing, and other financial and strategic planning.

Note 2 – Summary of Significant Accounting Policies:

Revenue Recognition:
Consulting and advisory income is recorded as earned when the related services are rendered. Commission income is related to mergers and acquisitions, and equity and debt financing is recorded upon the closing of a transaction. Reimbursable income represents non-allocable reimbursements for expenses incurred for affiliates, clients, and principals of the Company.

Accounts Receivable:
The company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Securities owned, at fair value:
The Company's investments in marketable securities are reported at *fair value*, which is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

This standard utilizes a fair value hierarchy, which describes the following three levels of inputs that may be used to measure *fair value*:

- Level 1: Values measured using quoted prices in active markets for identical investments.

- Level 2: Values measured using observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Values measured using unobservable inputs that are supported by little or no market activity, and that are significant to the *fair value* of the assets or liabilities. Level 3 includes private portfolio investments that are supported by little or no market activity.

Net realized and unrealized increases or decreases in fair value of the investments in marketable securities are included in net earnings.

HERITAGE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2015

Note 2 – Summary of Significant Accounting Policies (continued):

Equipment and Depreciation:

Equipment is recorded at cost, and depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes:

Effective January 1, 1999, the Company elected S-Corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations, and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax returns of the stockholders, and are taxed based upon their personal tax statuses and returns. The Company uses the cash basis of accounting for income tax purposes.

The Company files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statues of limitations, audits, changes in tax law, and new authoritative rulings.

Advertising:

Advertising costs are expensed as incurred.

Cash and Cash Equivalents:

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less, when acquired, to be cash equivalents.

Use of Estimates:

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. U.S. GAAP also requires management to use estimates and assumptions to determine the amounts of revenues and expenses recorded during the reporting period. Actual results could differ from those estimates.

Note 3 – Net Capital Requirements:

Pursuant to the Securities and Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 240.15c3-1), which requires the Company's ongoing maintenance of minimum net capital and that the ratio of the Company's aggregate indebtedness-to-net capital, both as defined, shall not exceed 15-to-1. Net capital and the related aggregate indebtedness ratio may both fluctuate on a daily basis.

At December 31, 2015, the Company had a net capital of $229,807, which was $211,608 in excess of its net capital requirement of $18,199. The Company's ratio of aggregate indebtedness-to-net capital was 1.188 to 1. Accordingly, the Company was in compliance with its net capital requirements at December 31, 2015.

HERITAGE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2015

Note 4 – Investments in Securities Owned, at fair value:

The Company's securities owned, at fair value consisted of common stocks and mutual funds, which are carried at *fair value* based on quoted prices in active markets (all Level 1 measurements).

Investments in securities owned, at fair value (all *Level 1*) are summarized as follows at December 31, 2015:

	Cost	Fair Value	Total Unrealized Gains	2015 Unrealized Gains (Losses)
Common stocks	$ 3,300	$ 17,451	$ 14,151	3,063
Mutual funds	40,555	40,634	79	(307)
	$ 43,855	$ 58,085	$ 14,230	$ 2,756

Note 5 – Equipment:

Equipment is summarized as follows:

	Use Life	
Office and computer equipment	5-7	$ 46,133
Furniture and fixtures	5-7	19,616
Leasehold improvements	7	3,047
		68,796
Less accumulated depreciation		(50,779)
		$ 18,017

Depreciation totaled $10,312 for the year ended December 31, 2015

Note 6 – Lease Obligations:

Effective November 1, 2014, the Company entered into a non-cancellable lease agreement for its new office location. Monthly payments due under the new lease are $10,548 through December 31, 2015. The lease includes scheduled annual rent increases, as defined in the agreement, over the term of the lease expiring March 31, 2021.

Rent expense, net of sublease amounts billed to a related entity (see note 7) totaled $63,290 for the year ended December 31, 2015. Total rent expense was $126,580 for the year ended December 31, 2015.,

Note 6 – Lease Obligations (continued):

The Company subleases 50% of its office space to a related entity, Business Valuation, Inc. (see note 7). Estimated sublease income from the related entity for years succeeding December 31, 2015 are as follows: 2016 - $61,025; 2017 - $62,398; 2018 - $69,640; 2019 - $71,365; 2020 - $73,165; and 2021 - $18,405.

Future estimated minimum lease commitments required under the operating lease are as follows:

Year Ending December 31,	
2016	$122,051
2017	124,795
2018	139,281
2019	142,731
2020	146,329
2021	36,810
	$711,997

Note 7 – Related Party Transactions:

The Company has an Expense Sharing Agreement with Business Valuation, Inc. ("BVI"), a corporation wholly owned by the Company's principal stockholder, in which each company shares rent and certain other occupancy costs related to the common office space. The company also incurs certain expenses related to various BVI analysts providing subcontractor services.

The Company paid BVI $430,842 during the year ended December 31, 2015. At December 31, 2015, the Company owed BVI $35,663 for subcontractor services and certain other expenses, which is included in accounts payable and accrued expenses. BVI owed the Company $17,905 for rent expenses and certain marketing costs not yet reimbursed, which is included in accounts receivable from related parties at December 31, 2015.

Effective January 31, 2012, the Company's sole stockholder sold 40% of his common stock to four individuals, each of which purchased a 10% interest in the Company. The stockholders' agreement contains, among other things, procedures for the determination of engagement fees to be shared among stockholders and certain other contractors of the Company. Commissions and fees to stockholders totaled $4,436,108 for the year ended December 31, 2015.

Note 7 – Related Party Transactions (continued):

Additionally, the stockholders' agreement contains a provision that each stockholder is responsible for earning a minimum fee income of $2,500 per month, or $30,000 per year, to cover various overhead expenses incurred by the Company. Amounts received by the Company from the client fee income are credited toward the minimum overhead amount for each stockholder. The Company's president, C. Donald Wiggins owed the Company $6,141 at December 31, 2015.

Between expenses owed from BVI and C. Donald Wiggins (above), the Company had receivables from related parties of $24,046 at December 31, 2015. Due to expenses owed to BVI (above), the Company had payables to related parties of $35,663 at December 31, 2015.

Note 8 - Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by any of its customers.

For the year ended December 31, 2015, commissions and consulting income from three of the Company's clients accounted for 64% of total revenues. Receivables due from three clients represented approximately 69% of total accounts receivable at December 31, 2015.

Note 9 – Subsequent Events:

Management has evaluated subsequent events through March 10, 2016, the date which the financial statements were available to be issued. There were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

Note 10 – Commitments, Contingencies and Guarantees:

The Company has no other commitments, contingencies or guarantees existing as of December 31, 2015 that might result in a loss or future obligation. Additionally, there are no claims or un-asserted claims of which the Company is aware as of December 31, 2015.

HERITAGE CAPITAL GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
of the Securities and Exchange Commission
DECEMBER 31, 2015

Net Capital:

Total member equity	$	347,324
Fees receivable		(82,431)
Property and equipment, net		(18,017)
Prepaid expenses and other assets		(9,543)
Restricted cash		(1,252)
Tentative Net Capital		236,081
Haircut on marketable securities		(6,274)
Net Capital	$	229,807

Aggregate Indebtedness:

Items included in statement of financial condition:

Accounts payable	$	267,986
Other current liabilities		5,002
	$	272,988

Computation of basic net capital requirement:

One-fifteenth of Aggregate Indebtedness	$	18,199
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater)	$	18,199
Excess Net Capital	$	211,608
Percentage of Aggregate Indebtedness To Net Capital		118.79%

Reconciliation with Company's computation (included in Part IIA of Form X-17a-5, as of December 31, 2015)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	229,807
Effect of audit adjustments on accounts included in net capital computation		-
Net capital per above	$	229,807

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION):

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2015 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

SCHEDULE III – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION):

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2015 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at December 31, 2015.



EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954-475-3199
F 954-472-4500

www.eisneramper.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors of
Heritage Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Heritage Capital Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/EisnerAmper LLP

Fort Lauderdale, FL
March 10, 2016

HERITAGE CAPITAL GROUP, INC.
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2015

Heritage Capital Group, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) throughout the year ended December 31, 2015.

(2) The Company has met the exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2015 without exception.

I, C. Donald Wiggins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



C. Donald Wiggins

President

Heritage Capital Group, Inc.

March 10, 2016


EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954-475-3199
F 954-472-4500

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES TO ENTITY'S SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
Heritage Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of SIPC Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Heritage Capital Group, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Heritage Capital Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Heritage Capital Group, Inc.'s management is responsible for Heritage Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and related bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/EisnerAmper LLP

Fort Lauderdale, FL
March 10, 2016

HERITAGE CAPITAL GROUP, INC.

Schedule of SIPC Assessments and Payments (Form SIPC-7)
December 31, 2015

General Assessment	$	17,408
Less Payment Made:		
Date Paid		
7/28/2015		(8,273)
Total Assessment Balance and Interest Due	$	9,135
Payment made with Form SIPC-7	$	9,135

Determination of SIPC Net Operating Revenues and General Assessment
December 31, 2015

Total revenue	$	7,005,958
Additions		-
Deductions:		
Direct reimbursed expenses		42,919
SIPC Net Operating Revenues	$	6,963,039
General Assessment @ .0025	$	17,408

HERITAGE CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FISCAL YEAR-ENDED DECEMBER 31, 2015